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07006331

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8 - 51348

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hollencrest Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Bayview Circle, Suite 500
(No. and Street)

Newport Beach	California	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Pellizzon (949) 737-7700
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500	Beverly Hills	California	90210
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 1 3 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Peter Pellizzon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hollencrest Securities, LLC, as of December 31, ,20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public



NITA L. CHARLTON
Commission # 1450440
Notary Public - California
Orange County
My Comm. Expires Nov 19, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HOLLENCREST SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of Hollencrest Securities, LLC

We have audited the accompanying statement of financial condition of Hollencrest Securities, LLC (the "Company") as of December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hollencrest Securities, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 22, 2007

HOLLENCREST SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS		
Cash	$	4,666
Receivables from clearing broker, including clearing deposits of $100,000		1,111,416
Receivables from customers		50,652
Receivables from affiliates		21,700
Other receivables		6,651
Securities owned, at fair value		46,208
Property and equipment, net		98,132
Other assets		74,221
	$	1,413,646
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	101,118
Accrued profit sharing		147,708
Deferred rent		18,998
Other liabilities		2,800
Total liabilities		270,624
Members' equity		1,143,022
	$	1,413,646

See accompanying notes to financial statements.

HOLLENCREST SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2006	
Revenues	
Commissions	$ 2,111,593
Finance and management fees	1,351,560
Interest and dividends	431,491
Consulting	267,482
Syndicate income	103,373
Net realized and unrealized gain on securities activities	37,109
Private placement fees	25,926
Other	13,993
	4,342,527
Expenses	
Employee compensation and benefits	1,273,130
Occupancy and equipment rental	300,704
Promotional	217,454
Communications and data processing	217,022
Business processing and clearing charges	216,611
General and administrative	209,024
Consulting and professional fees	191,958
Insurance	155,598
Depreciation	35,499
Franchise taxes	800
Interest	66
	2,817,866
Net income	$ 1,524,661

See accompanying notes to financial statements.

HOLLENCREST SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2006		
Members' equity, beginning of period	$	951,707
Members' distributions		(1,333,346)
Net income		1,524,661
Members' equity, end of period	$	1,143,022

See accompanying notes to financial statements.

HOLLENCREST SECURITIES, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006	
Cash flows from operating activities	
Net income	$ 1,524,661
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Realized gain on sale of securities	(91,515)
Net change in unrealized appreciation or depreciation on securities	54,406
Depreciation	35,499
Changes in operating assets and liabilities:	
Receivables from clearing broker	(373,011)
Receivables from customers	17,792
Other receivables	(16,880)
Other assets	(6,996)
Accounts payable and accrued expenses	9,676
Accrued profit sharing	22,555
Deferred rent	(14,066)
Other liabilities	1,100
Net cash provided by (used in) operating activities	1,163,221
Cash flows from investing activities	
Proceeds from sale of securities	163,103
Purchases of securities	(24,000)
Purchases of property and equipment	(33,601)
Net cash provided by (used in) investing activities	105,502
Cash flows from financing activities	
Distributions to members	(1,333,346)
Principal payments under capital lease	(2,816)
Net cash provided by (used in) financing activities	(1,336,162)
Net decrease in cash	(67,438)
Cash, beginning of year	72,104
Cash, end of year	$ 4,666
Supplemental disclosure of cash flow information	
Cash paid during the year for:	
Interest	$ 102
Franchise taxes	$ 800

See accompanying notes to financial statements.

HOLLENCREST SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Hollencrest Securities, LLC (the "Company"), a California limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and an introducing broker registered with the Commodity Futures Trading Commission (CFTC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD) and the National Futures Association (NFA). The Company has three managing members with equal ownership interests. The Company provides investment and financial services to a variety of individual and corporate clients.

Valuation of Securities Owned

The Company values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price.

Property and Equipment

Property and equipment, consisting of equipment, software, furniture and fixtures, is recorded at cost and depreciated using the straight-line method over estimated useful lives of three to seven years.

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording commission income on the settlement date rather than on the trade date is not significant.

Finance and Management Fees

Revenues earned from investment management services are accrued when earned. Generally, such fees are deducted from custodial broker accounts established through the Company. At December 31, 2006, the Company has $357,661 in finance and management fee receivables outstanding, of which $307,009 and $50,652 are recorded in receivables from clearing broker and customers, respectively.

Syndicate Income

The Company participates in syndicates, and such related income is recognized and recorded upon settlement.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company and is not subject to federal income taxes. Taxable income of the Company is reported on the members' individual tax returns. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Property and equipment

Property and equipment consists of the following at December 31, 2006:

Computer equipment and software	$ 315,735
Furniture and fixtures	203,049
Office equipment	49,582
	568,366
Less accumulated depreciation	(470,234)
Property and equipment, net	$ 98,132

Depreciation expense for the year ended December 31, 2006 is $35,499.

3. Commitment

The Company leases its office space under a non-cancellable operating lease expiring December 31, 2007. At December 31, 2006, the Company's future minimum operating lease commitment for 2007 is $251,593. Total rent expense for the year ended December 31, 2006 was $250,595.

4. Profit sharing plan

The Company has a profit sharing plan covering all eligible employees. Contributions are determined at the discretion of management. The total employer contribution for the year ended December 31, 2006 was approximately $133,000.

4. Profit sharing plan (continued)

The Company's profit sharing plan also contains a 401(k) plan feature. The plan is for the benefit of all eligible employees with an employer matching feature. The Company may make discretionary contributions as determined by management. During the year ended December 31, 2006, the Company made contributions of approximately $14,000.

5. Off-balance-sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and include a clearing deposit of $100,000.

6. Concentration of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

At December 31, 2006 and periodically throughout the year, balances in various cash accounts exceeded federally insured limits. To date, no losses have been experienced related to such amounts. The Company places cash with quality financial institutions and does not believe that a significant concentration of credit risk exists.

7. Contingencies

In the normal course of business, the Company has been named as a defendant in various matters. Management of the Company, after consultation with legal counsel, believes that the resolution of these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

8. Related party transactions

Certain members of the Company are affiliated with the general partner of Hollencrest Bayview Partners, L.P. (the "Fund"). The Company also serves as Investment Advisor to the Fund.

The Company earns commissions on the Fund's securities transactions and a management fee for its advisory services. For the year ended December 31, 2006, the Company earned approximately $38,900 in commissions on such transactions and approximately $163,000 in management fees.

9. Net capital requirement

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was $884,735, which was $784,735 in excess of its minimum net capital requirement of $100,000.

There are no material differences between the computation of net capital for audit purposes and the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2006.

HOLLENCREST SECURITIES, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Members' equity	$ 1,143,022
Less nonallowable assets	
Property and equipment	98,132
Receivables from customers and other	79,003
Other assets	74,221
	251,356
Net capital before haircuts	891,666
Haircuts	
Security positions	6,931
Net capital	$ 884,735
Aggregate indebtedness	$ 270,624
Computed minimum net capital required (6.67% of aggregate indebtedness)	$ 18,041
Minimum net capital required (under SEC Rule 15c3-1)	$ 100,000
Excess net capital	$ 784,735
Excess net capital at 1000%	$ 857,672
Ratio of aggregate indebtedness to net capital	0.30 to 1

HOLLENCREST SECURITIES, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Exemptive Provision

The Company claims an exemption from the computation of reserve requirements pursuant to Rule 15c3-3 paragraph (k)(2)(ii) as of December 31, 2006.

HOLLENCREST SECURITIES, LLC

SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006

Exemptive Provision

The Company claims an exemption from the information relating to possession or control requirements pursuant to Rule 15c3-3 paragraph (k)(2)(ii) as of December 31, 2006.

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, Suite 500
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Hollencrest Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Hollencrest Securities, LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 22, 2007

END